                                                Filed Pursuant to Rule 424(b)(5)
                                                      Registration No. 333-68011


PROSPECTUS

Synopsys, Inc.
700 East Middlefield Road
Mountain View, California 94043
Telephone Number: (650) 962-5000

                                 637,284 SHARES

                                      LOGO

                                  COMMON STOCK

                            ------------------------

     These shares may be offered and sold from time to time by certain stockholders of the Company identified in this prospectus. See "Selling Stockholders." The selling stockholders acquired the shares on November 20, 1998 in connection with the acquisition by Synopsys, Inc. ("Synopsys") of Everest Design Automation Inc. ("Everest") pursuant to that certain Agreement of Merger and Plan of Reorganization by and among Synopsys, Tenzing Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Synopsys, and Everest, dated as of October 26, 1998 (the "Merger Agreement").

     The selling stockholders will receive all of the net proceeds from the sale of the shares. These stockholders will pay all underwriting discounts and selling commissions, if any, applicable to the sale of the shares. The Company will not receive any proceeds from the sale of the shares.

     YOU SHOULD CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 3 OF THIS PROSPECTUS BEFORE PURCHASING ANY OF THE COMMON STOCK OFFERED HEREBY.

     Synopsys's common stock is quoted on the Nasdaq National Market under the symbol "SNPS." On January 21, 1999, the last reported sale price of the common stock was $54.6875 per share.

                            ------------------------

     The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                            ------------------------

                                January 22, 1999
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                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Forward Looking Information.................................    2
Synopsys, Inc...............................................    3
Risk Factors................................................    3
Where to Find More Information about Synopsys...............    7
Information Incorporated by Reference.......................    7
Use of Proceeds.............................................    7
Selling Stockholders........................................    8
Plan of Distribution........................................    9
Legal Matters...............................................   10
Experts.....................................................   10

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of Synopsys common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares.

     In this prospectus, unless indicated otherwise, "Synopsys," the "Company," "we," "us," and "our" refer to Synopsys, Inc. and its subsidiaries.

                          FORWARD LOOKING INFORMATION

     This prospectus, including the information incorporated by reference herein, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Exchange Act. Our actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth below. In particular, please review the sections captioned "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our annual report on Form 10-K for the fiscal year ended September 30, 1998, which report is incorporated herein by reference and such section of any subsequently filed Exchange Act reports. In connection with forward-looking statements which appear in these disclosures, prospective purchasers of the shares offered hereby should carefully consider the factors set forth in this prospectus under "Risk Factors."

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

                                 SYNOPSYS, INC.

     Synopsys develops, markets, and supports electronic design automation ("EDA") products for designers of integrated circuits ("ICs") and electronic systems. Synopsys offers a range of design tools, verification tools and systems, design reuse products and physical design tools that significantly improve designers' productivity by offering improved time to market, reduced development and manufacturing costs, and enhanced design quality of results when compared to earlier generations of EDA products. Synopsys also provides training, support and consulting services for its customers.

                                  RISK FACTORS

     You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

     If any of the following risks actually occur, our business, financial condition, or results of operations could be materially adversely affected. In such case, the trading price of our common stock could decline and you may lose all or part of your investment.

     This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in such forward-looking statements as a result of a variety of factors, including those set forth in the following risk factors and elsewhere in, or incorporated by reference into, this prospectus. In evaluating an investment in the shares you should consider carefully the following risk factors in addition to the other information presented in this prospectus or incorporated by reference into this prospectus.

POTENTIAL EARNINGS FLUCTUATIONS

     We attempt to plan our business to achieve quarter-to-quarter revenue and earnings growth. Achieving predictable revenue and earnings growth is difficult. Quarterly revenue and earnings are affected by many factors, including customer product demand, product license terms, the size of our backlog, and the timing of revenue recognition on products and services sold. The following factors could affect our revenues and earnings per share in a particular quarter or over several quarterly or annual periods:

     - Our orders are seasonal. Historically, our first fiscal quarter ending December 31 is our weakest, and may have a book-to-bill ratio below one.

     - Our products are complex, and before buying them potential customers spend a great deal of time reviewing and testing them. This is particularly true if they are new customers or current customers purchasing a new product or switching from a competitor's product. The sales cycle does not necessarily match quarterly periods, and if by the end of any quarter our sales force has not sold enough new licenses, our orders and revenues could be substantially reduced.

     - Like many companies in the software industry, we receive a disproportionate volume of orders in the last week of a quarter, and recognize a disproportionate amount of revenue in the last week of a quarter. In addition, the proportion of our business attributable to our largest customers is increasing. As a result, if any order, and especially a large order, is delayed beyond the end of a fiscal period, our orders and revenue for that period could be substantially reduced.

     - The accounting rules we are required to follow only permit us to recognize revenue when certain criteria are met. Orders for certain of the Company's products and services, including certain time-based product licenses, consulting services, and software support, yield revenue (or a significant portion thereof) over multiple quarters (often extending beyond the current fiscal year) or upon completion of performance rather than at the time of sale. In addition, in negotiating a purchase order with a customer, we may agree to terms that have the effect of requiring deferral of revenue in whole or in part. As a result, it may be difficult for us to convert orders, particularly those received late in a quarter,

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       or backlog, to revenue in any given quarter. It is therefore possible for the Company to fall short in its revenue and/or earnings plan for a given quarter even while orders and backlog remain on plan.

COMPETITION

     The EDA industry is highly competitive. We compete against other EDA vendors, and with customers' internally developed design tools and internal design capabilities, for a share of the overall EDA budgets of our customers. Our competitors include companies that offer a broad range of products and services, such as Cadence Design Systems, Inc. ("Cadence"), Mentor Graphics, Inc. ("Mentor") and Avant! Corporation ("Avant!"), as well as companies, including numerous start-up companies, that offer products focused on a discrete phase of the IC design process. In order to remain successful against such competition, we must continue to enhance our current products and bring to market new products that address the increasingly sophisticated needs of our customers on a timely and cost-effective basis. We also will have to expand our ability to offer consulting services. The failure to enhance existing products, develop and/or acquire new products or to expand our ability to offer such services would have a material adverse effect on our business, financial condition and results of operations.

     Technology advances and customer requirements are fueling a change in the nature of competition among EDA vendors. Increasingly, EDA companies compete on the basis of "design flows" involving a broad range of products (including both logic and physical design tools) and services rather than on the basis of individual "point" tools performing a discrete phase of the design process. No single EDA company currently offers its customers industry-leading products in a complete design flow. We offer a wide range of logic design tools but currently offer a relatively limited range of physical design tools. In November 1998 we acquired Everest, a private company developing physical design software. We will need to develop or acquire additional physical design tools in order to offer a complete design flow. We are also attempting to expand our capacity to offer professional services, but for the foreseeable future will continue to have less capacity than Cadence to provide such services. The market for physical design tools is dominated by Cadence and Avant!, both of which are attempting to complete their design flows. Cadence recently acquired Ambit Design Systems, a private company offering synthesis and other logic design products, as well as certain physical design verification products from Lucent Technologies, both of which will increase the direct competition between Synopsys and Cadence. In addition, Cadence's acquisition of logic design products may lead to reductions in purchases of our logic design software by Cadence, which was one of Synopsys' ten largest customers in fiscal 1998. Avant! also recently acquired a private company offering logic synthesis software, which will increase the direct competition between Synopsys and Avant!.

SUCCESS OF NON-SYNTHESIS PRODUCTS

     Historically, much of the Company's growth has been attributable to the strength of its logic synthesis products. Opportunities for growth in market share in this area are limited, and synthesis revenues are expected to grow more slowly than our target for overall revenue growth. Synthesis and related "design creation" products account for approximately 45-50% of our revenue. As a result, in order to meet our revenue plan, non-synthesis design creation products, high level verification products and deep submicron products and our services business will have to grow faster than our overall revenue growth target.

     Our PrimeTime timing analysis, Formality formal verification, Module Compiler datapath synthesis and VCS Verilog simulation products are expected to be among the most important contributors to product revenue growth. These products have achieved initial customer acceptance, but we will only derive significant revenue from these products if they are accepted by a broad range of customers. Product success is difficult to predict. The introduction of new products and growth of a market for such products cannot be assured in a highly competitive environment like EDA. In the past we, like all companies, have had products that despite initial successes, have failed to meet our revenue expectations. Expanding our capacity to offer consulting services and our revenues derived therefrom will require us to recruit, hire and train a large number of talented people, and to implement management controls on bidding and executing on services engagements. The consulting business is significantly different than the software business, however, and as indicated by recent layoffs announced by Cadence in its service business, increasing consulting orders and revenue while

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maintaining an adequate level of profit can be difficult. There can be no assurance that the Company will be successful in expanding revenues from existing or new products at the desired rate or expanding its services business, and the failure to do so would have a material adverse effect on the Company's business, financial condition and results of operations.

INTEGRATION OF ACQUIRED BUSINESSES

     We have acquired or merged with a number of companies in recent years, including EPIC Design Technology, Inc., Viewlogic Systems, Inc., Systems Science Inc. and Everest, and as part of our efforts to expand our product and services offerings we may acquire additional companies in the future. In addition to direct costs, acquisitions pose a number of risks, including potential dilution of earnings per share, problems of integrating the acquired products and employees into our business, the failure to realize expected synergies or cost savings, the drain on management time for acquisition-related activities, possible adverse effects on customer buying patterns due to uncertainties resulting from an acquisition, and assumption of unknown liabilities. While we attempt to review proposed acquisitions carefully and negotiate terms that are favorable to the Company, there is no assurance that any individual acquisition will have the projected effect on the Company's performance.

DEPENDENCE ON SEMICONDUCTOR AND ELECTRONICS BUSINESSES

     Our business has benefited from the rapid worldwide growth of the semiconductor industry. Purchases of our products are largely dependent upon the commencement of new design projects by semiconductor manufacturers and their customers. The outlook for the semiconductor industry for the remainder of calendar year 1998 and 1999 is uncertain, owing in part to adverse economic conditions in Asia and to potential slowing of growth in the United States. A number of the Company's customers have announced layoffs of their employees or the suspension of investment plans, and although the Company has not seen a significant drop-off in demand from these customers, their EDA budgets could be reduced, alone or as part of overall expense control efforts. In addition, there have been a number of mergers in the semiconductor and systems industries, which may reduce the aggregate level of purchases of our products and services by the merged companies. Slower growth in the semiconductor and systems industries, a reduced number of design starts, tightening of customers' operating budgets or continued consolidation among the Company's customers may have a material adverse effect on our business, financial condition and results of operations.

INTERNATIONAL EXPOSURE

     In fiscal 1998, international revenue accounted for 39% of our revenue, after accounting for 41% and 42% of our revenue in fiscal 1997 and 1996, respectively. We expect that international revenue will continue to account for a significant portion of our revenue in the future. As a result, the Company's performance may be negatively affected by changes in foreign currency exchange rates and changes in regional or worldwide economic or political conditions. In particular:

     - Revenue from sales in Japan during fiscal 1998 was adversely affected by the weakness of the yen against the dollar, overall weakness in the Japanese economy and the deferral of investments in semiconductor facilities and technology by Japanese companies. Continued weakness of the Japanese economy during fiscal 1999 is likely to adversely affect revenue from Japan during the year. The yen has recently strengthened, but the exchange rate for fiscal 1999 remains subject to unpredictable fluctuations. Renewed weakness of the yen could adversely affect revenue from Japan during fiscal 1999.

     - Significant declines in the value of the Korean won during fiscal 1998, and the subsequent economic crisis had a significant adverse affect on our business in Korea during the year, and is likely to continue to affect our orders and revenue from Korea in fiscal 1999. Declines in the currencies of other countries in the Asia Pacific region, particularly Taiwan, have also negatively affected the Company's sales in the region. Continued instability in Asian currency markets and weaknesses in Asian economies would continue to have an adverse effect on our orders and revenues from the Asia Pacific region.

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RISKS OF JOINT DEVELOPMENT

     In February 1996, we entered into a six-year joint development and license agreement with IBM, pursuant to which the two companies agreed to develop certain new products. Joint development of products is subject to risks and uncertainties over and above those affecting internal development. During fiscal year 1997, the first joint product resulting from the alliance, PrimeTime, was introduced, and the parties agreed to terminate efforts to develop a product in one of the product areas covered by the agreement. A second joint product is expected to be introduced in January 1999, and development of the fourth product to be developed under the agreement has been suspended. Synopsys and IBM are currently discussing the future of the alliance. There can be no assurance that joint development will continue, or that the products developed by the alliance will be successful.

NEED TO RECRUIT AND RETAIN KEY PERSONNEL

     Our success is dependent on technical and other contributions of key employees. We participate in a dynamic industry, with significant start-up activity, and our headquarters is in Silicon Valley, where skilled technical, sales and management employees are in high demand. There is a limited number of qualified EDA engineers, and the competition for such individuals is intense. Experience at Synopsys is highly valued in the EDA industry, and our employees are recruited aggressively by our competitors and by start-up companies. Our salaries are competitive in the market, but under certain circumstances, start-up companies can offer more attractive stock option packages. As a result, we have experienced, and may continue to experience, significant employee turnover. In addition, there can be no assurance that we can continue to recruit and retain key personnel. Failure to successfully recruit and retain such personnel could have a material adverse effect on our business, financial condition and results of operations.

POISON PILL PROVISIONS

     The Company has adopted a number of provisions that could have anti-takeover effects. The Board of Directors has adopted a Preferred Shares Rights Plan, commonly referred to as a "poison pill." In addition, the Board of Directors has the authority, without further action by its stockholders, to fix the rights and preferences of, and issue shares of, authorized but undesignated shares of Preferred Stock. This provision and other provisions of the Company's Restated Certificate of Incorporation and Bylaws and the Delaware General Corporation Law may have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of the Company, including transactions in which the stockholders of the Company might otherwise receive a premium for their shares over then current market prices.

YEAR 2000

     Synopsys presently believes that we will not experience significant operational problems arising from the Year 2000 problem (i.e., the inability of certain computer programs to correctly process date information on or after January 1, 2000). However, if unforeseen Year 2000 issues arise with respect to Synopsys products, one or more important customers experiences Year 2000-related problems that interferes with their purchases of Synopsys products, or we are not able to identify and fix Year 2000 problems relating to the computer systems and software we rely on to run our business, we may experience a disruption in our business, which could have a material adverse impact on our business, financial condition and results of operations.

CHANGES IN FINANCIAL ACCOUNTING STANDARDS

     We prepare our financial statements in conformity with generally accepted accounting principles ("GAAP"). GAAP are subject to interpretation by the American Institute of Certified Public Accountants ("AICPA"), the Securities and Exchange Commission ("SEC") and various bodies formed to interpret and create appropriate accounting policies. A change in these policies can have a significant effect on our reported results, and may even affect our reporting of transactions completed before a change is announced. Accounting policies affecting many other aspects of our business, including rules relating to software revenue recognition, purchase and pooling-of-interests accounting for business combinations, employee stock purchase plans and

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stock option grants have recently been revised or are under review by one or more groups. Changes to these rules, or the questioning of current practices, may have a significant adverse affect on our reported financial results or in the way we conduct our business.

     In addition, the preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the recorded amounts of assets and liabilities, disclosure of those assets and liabilities at the date of the financial statements and the recorded amounts of expenses during the reporting period. A change in the facts and circumstances surrounding these estimates could result in a change to the estimates and impact future operating results.

                 WHERE TO FIND MORE INFORMATION ABOUT SYNOPSYS

     We file annual, quarterly and special reports, proxy statements, and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from our web site at http://www.synopsys.com or at the SEC's web site at http://www.sec.gov.

                     INFORMATION INCORPORATED BY REFERENCE

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents that we have previously filed with the SEC or documents that we will file with the SEC in the future. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act of 1934 (the "Exchange Act"), until the selling stockholders sell all the shares. This prospectus is part of a Registration Statement we filed with the SEC (Registration No. 333-39713). The documents we incorporate by reference are:

     1. Synopsys's Annual Report on Form 10-K for the fiscal year ended September 30, 1998;

     2. The description of Synopsys's common stock contained in its Registration Statement on Form 8-A as filed on January 24, 1992.

     We also incorporate by reference all documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities registered have been sold or which deregisters all securities then remaining unsold.

     Any statement contained in a document incorporated or deemed to be incorporated by reference in this Registration Statement or Prospectus shall be deemed to be modified or superseded for purposes of the Registration Statement or this Prospectus to the extent that a statement contained herein, in a Prospectus Supplement or in any other document subsequently filed with the Commission which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address: Synopsys, Inc., 700 East Middlefield Road, Mountain Veiw, California 94043; telephone number (650) 962-5000.

                                USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of the shares by the selling stockholders.

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

                              SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Company's common stock by each selling stockholder. All information contained in the table below is based on beneficial ownership as of November 20, 1998. Unless otherwise noted, none of the selling stockholders has held any position or office or had a material relationship with the Company or any of its affiliates within the past three years other than as a result of the ownership of the Company's common stock.

                                              BENEFICIAL OWNERSHIP                 BENEFICIAL OWNERSHIP
                                              PRIOR TO OFFERING(2)    NUMBER OF      AFTER OFFERING(2)
                                              --------------------     SHARES      ---------------------
          SELLING STOCKHOLDERS(1)              NUMBER     PERCENT      OFFERED      NUMBER      PERCENT
          -----------------------             --------    --------    ---------    --------    ---------
Anthelion Capital, LLC......................   64,865         *         58,379       6,486         *
Bernard Aronson.............................    2,179         *          1,962         217         *
Andy Bechtolsheim...........................  250,878         *        225,791      25,087         *
Frederick W. W. Bolander....................      727         *            655          72         *
Brobeck, Phleger & Harrison, LLP............      364         *            328          36         *
Chemicals and Materials Enterprise
  Associates L.P. II(3).....................   54,467         *         49,021       5,446         *
Robert T. Coneybeer.........................      745         *            671          74         *
Vinod K. Dham...............................    2,206         *          1,986         220         *
Goel Family Partnership.....................   36,312         *         32,681       3,631         *
Hemraj Hingarh..............................    1,816         *          1,635         181         *
Kurt Keutzer(4).............................   10,349         *          4,903       5,446         *
Warren T. Lazarow(5)........................    1,852         *            197       1,655         *
Mezzamie Group..............................      727         *            655          72         *
NEA Presidents Fund, L.P.(6)................    3,268         *          2,942         326         *
NEA Ventures 1998, Limited Partnership(6)...      364         *            328          36         *
New Enterprise Associates VII, Limited
  Partnership(6)............................  163,400         *        147,060      16,340         *
Raj-Dak Investments.........................   71,809         *         64,629       7,180         *
Valerie and Michael Russell.................      146         *            132          14         *
Saiyed Atiq Raza and Noreen Tirmizi Raza,
  Trustees N & A Raza Revocable Trust UA
  3/22/97...................................    7,263         *          6,537         726         *
J. Phillip Samper...........................      727         *            655          72         *
Sang S. Wang and Janet S. Wang, Trustees of
  the Wang Living Trust U/T/D 10/4/96.......    2,451         *          2,206         245         *
John Sanguinetti............................      727         *            655          72         *
Chester Silvestri...........................   29,710         *         26,739       2,971         *
Rajvir Singh................................    7,263         *          6,537         726         *

---------------
 *  Less than 1%.

(1) The selling stockholders acquired the shares in connection with the acquisition by Synopsys of Everest Design Automation Inc. (the "Everest Acquisition"). All of the shares offered hereby are being offered by the selling stockholders. Pursuant to the terms of the Registration Rights Agreement, dated as of October 26, 1998, which was made in connection with the Everest Acquisition (the "Registration Rights Agreement"), the Company undertook to use its best efforts to effect the registration of the shares issued to the selling stockholders. The Registration Rights Agreement also includes certain indemnification arrangements with the selling stockholders. The number of shares beneficially owned by the selling stockholders includes an aggregate of 72,232 shares of common stock that have been deposited in escrow pursuant to the terms of the merger agreement governing the Everest Acquisition to secure the respective indemnification obligations of the selling stockholders thereunder (the "Escrowed Shares"). The Escrowed Shares will be released from escrow on October 25, 1999 to the extent that no claims have been made against the Escrowed Shares.

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

(2) Applicable percentage ownership is based on 68,193,820 shares of common stock outstanding as of August 8, 1998, adjusted to reflect the issuance of a total of 1,392,399 shares in connection with the Everest Acquisition. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities, subject to community property laws, where applicable. Shares of common stock subject to options that are presently exercisable or exercisable within 60 days of November 20, 1998 are deemed to be beneficially owned by the person holding such options for the purpose of computing the percentage of ownership of such person but are not treated as outstanding for the purpose of computing the percentage of any other person. To the extent that any shares are issued upon exercise of options, warrants or other rights to acquire the Company's capital stock that are presently outstanding or granted in the future or reserved for future issuance under the Company's stock plans, there will be further dilution to new public investors.

(3) Prior to selling the shares, Chemicals and Materials Enterprise Associates L.P. II may distribute its shares covered by this prospectus to its general or limited partners. Such shares may be offered for sale hereunder by the general or limited partners of Chemicals and Materials Enterprise Associates L.P. II. Each such distributee will be deemed, with respect to such shares, to be a selling stockholder for purposes of this prospectus.

(4) Mr. Keutzer is the beneficial owner of a total of 10,349 shares of common stock, 4,902 of which are issuable upon the exercise of options granted to Mr. Keutzer pursuant to Everest's 1997 Stock Option/ Stock Issuance Plan and were registered on a separate registration statement.

(5) Mr. Lazarow is the beneficial owner of a total of 1,852 shares of common stock, 1,634 shares of which were issued to Mr. Lazarow pursuant to Everest's 1997 Stock Option/Stock Issuance Plan and registered on a separate registration statement. Of the aggregate shares held by Mr. Lazarow, 184 shares were deposited in the escrow account.

(6) Prior to selling the shares, NEA President's Fund, L.P., NEA Ventures 1998, Limited Partnership and New Enterprise Associates VII, Limited Partnership (collectively, the "NEA Funds"), may distribute their respective shares covered by this prospectus to their general or limited partners. Such shares may be offered for sale hereunder by the general or limited partners of the NEA Funds. Each such distributee will be deemed, with respect to such shares, to be a selling stockholder for purposes of this prospectus.

                              PLAN OF DISTRIBUTION

     The shares covered by this prospectus may be offered and sold from time to time by the selling stockholders or their distributees. Such sales may be made on the Nasdaq National Market, in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The shares may be sold by means of one or more of the following: (a) a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this prospectus; (c) an over-the-counter distribution in accordance with the rules of the Nasdaq National Market; (d) ordinary brokerage transactions in which the broker solicits purchasers; and (e) privately negotiated transactions. In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in resales.

     In connection with distributions of the shares or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the shares registered hereunder in the course of hedging the positions they assume with the selling stockholders. The selling stockholders may also sell the shares short and redeliver the shares to close out such short positions. The selling stockholders may also enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares registered hereunder, which the broker-dealer may resell or otherwise transfer pursuant to this prospectus. The selling stockholders may also loan or pledge shares registered hereunder to a broker-dealer, and the broker-dealer may sell the shares so loaned or upon a default the broker-dealer may effect sales of the pledged shares pursuant to this prospectus.

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

     Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholders in amounts to be negotiated in connection with the sale. Such broker-dealers and any other participating broker-dealers may be deemed to be "underwriters" within the meaning of the Securities Act, in connection with such sales and any such commission, discount or concession may be deemed to be underwriting discounts or commissions under the Securities Act.

     The Company has advised the selling stockholders that the anti-manipulation rules under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, the Company will make copies of this prospectus available to the selling stockholders and has informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares offered hereby.

     All costs, expenses and fees in connection with the registration of the shares will be borne by the Company. Commissions and discounts, if any, attributable to the sales of the shares will be borne by the selling stockholders. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. The Company will not receive any proceeds from the sale of the shares.

     The Company may suspend the use of this prospectus for up to an aggregate of 20 trading days, if, in the reasonable judgment of the Company, a development has occurred or condition exists as a result of which the Registration Statement or the prospectus does not contain material non-public information which in the reasonable judgment of the Company is required to be included in the Registration Statement or the Prospectus for sales of the shares to be made hereunder. The Company is obligated in the event of such suspension to amend the Registration Statement or the prospectus to take all actions necessary to ensure that the use of the prospectus may be resumed as soon as practicable In addition, the Selling Stockholders are not permitted to use this prospectus for effecting resales during the following periods: (i) the period beginning March 15, 1999 and ending on the second day after Synopsys's public announcement of its results of operations for the second quarter of Synopsys's fiscal 1999 reporting year; (ii) the period beginning June 15, 1999 and ending on the second day after Synopsys's public announcement of its results of operations for the third quarter of Synopsys's fiscal 1999 reporting year; and (iii) the period beginning September 15, 1999 and ending on the second day after Synopsys's public announcement of its results of operations for the fourth quarter of Synopsys's 1999 reporting year or November 20, 1999, whichever comes first.

     The Company has agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until November 20, 1999. Trading of any unsold shares after November 20, 1999 will be subject to compliance with all applicable securities laws, including Rule 144.

     There can be no assurance that the selling stockholders will sell any or all of the shares of common stock offered by them hereunder.

                                 LEGAL MATTERS

     The validity of the shares of common stock offered hereby has been passed upon for the Company by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                    EXPERTS

     The consolidated financial statements and schedule of the Company as of September 30, 1998 and 1997, and for each of the years in the three-year period ended September 30, 1998, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public auditors, incorporated by reference herein; and upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of EPIC Design Technology, Inc. for the year ended September 30, 1996 (none of which are presented herein) have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference from Synopsys, Inc.'s Annual Report of Form 10-K for the year ended September 30, 1998, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

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